UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of registrant as specified in its charter)

Not applicable
(Translation of registrant’s name into English)

Great West House, GW1, 17th floor,
Great West Road.
Brentford, TW8 9DF,
United Kingdom
Tel: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 Second Quarter 2017 Earnings PresentationAugust 3, 2017

 This presentation contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this presentation, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: Difficult conditions in the global economy and in the global market and uncertainties in emerging markets where we have international operations; Changes in government regulations providing incentives and subsidies for renewable energy; Political, social and macroeconomic risks relating to the United Kingdom’s potential exit from the European Union; Changes in general economic, political, governmental and business conditions globally and in the countries in which we do business; Decreases in government expenditure budgets, reductions in government subsidies or adverse changes in laws and regulations affecting our businesses and growth plan; Challenges in achieving growth and making acquisitions due to our dividend policy; Inability to identify and/or consummate future acquisitions, whether the Abengoa ROFO Assets or otherwise, on favorable terms or at all; Our ability to identify and reach an agreement with new sponsors or partners similar to the ROFO Agreement with Abengoa; Legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation; Increases in the cost of energy and gas, which could increase our operating costs; Counterparty credit risk and failure of counterparties to our offtake agreements to fulfill their obligations; Inability to replace expiring or terminated offtake agreements with similar agreements; New technology or changes in industry standards; Inability to manage exposure to credit, interest rates, foreign currency exchange rates, supply and commodity price risks; Reliance on third-party contractors and suppliers; Risks associated with acquisitions and investments; Deviations from our investment criteria for future acquisitions and investments; Failure to maintain safe work environments; Effects of catastrophes, natural disasters, adverse weather conditions, climate change, unexpected geological or other physical conditions, criminal or terrorist acts or cyber-attacks at one or more of our plants; Insufficient insurance coverage and increases in insurance cost; Litigation and other legal proceedings including claims due to Abengoa’s restructuring process; Reputational risk, including damage to the reputation of Abengoa; The loss of one or more of our executive officers; Failure of information technology on which we rely to run our business; Revocation or termination of our concession agreements or power purchase agreements; Lowering of revenues in Spain that are mainly defined by regulation; Inability to adjust regulated tariffs or fixed-rate arrangements as a result of fluctuations in prices of raw materials, exchange rates, labor and subcontractor costs; Changes to national and international law and policies that support renewable energy resources; Our receipt of dividends from our exchangeable preferred equity investment in ACBH in the context of the ongoing proceedings in ACBH in Brazil; Lack of electric transmission capacity and potential upgrade costs to the electric transmission grid; Disruptions in our operations as a result of our not owning the land on which our assets are located; Risks associated with maintenance, expansion and refurbishment of electric generation facilities; Failure of our assets to perform as expected; Failure to receive dividends from all project and investments; Variations in meteorological conditions; Disruption of the fuel supplies necessary to generate power at our conventional generation facilities; Deterioration in Abengoa’s financial condition and the outcome of Abengoa’s ongoing proceedings under the ongoing restructuring process and the outcome of the ongoing proceedings in ACBH in Brazil; Abengoa’s ability to meet its obligations under our agreements with Abengoa, to comply with past representations, commitments and potential liabilities linked to the time when Abengoa owned the assets, potential clawback of transactions with Abengoa, and other risks related to Abengoa; Failure to meet certain covenants under our financing arrangements; Failure to obtain pending waivers in relation to the minimum ownership by Abengoa and the cross-default provisions contained in some of our project financing agreements; Failure of Abengoa to maintain existing guarantees and letters of credit under the Financial Support Agreement; Failure of Abengoa to complete the restructuring process and comply with its obligations under the agreement reached between Abengoa and us in relation to our preferred equity investment in ACBH; Uncertainty regarding the fair value of the non-contingent credit recognized by Abengoa in the agreement reached between Abengoa and us in relation to our preferred equity investment in ACBH and uncertainty regarding the ability to recover this amount at maturity; Our ability to consummate future acquisitions from Abengoa; Changes in our tax position and greater than expected tax liability; Impact on the stock price of the Company of the sale by Abengoa of its stake in the Company; and Technical failure, design errors or faulty operation of our assets not covered by guarantees or insurance. Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding risks and uncertainties that may affect Atlantica Yield’s future results included in Atlantica Yield’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted.This presentation includes certain non-GAAP (Generally Accepted Accounting Principles) financial measures which have not been subject to a financial audit for any period. We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the year or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.The CAFD and other guidance included in this presentation are estimates as of August 3, 2017. These estimates are based on assumptions believed to be reasonable as of that date. Atlantica Yield plc. disclaims any current intention to update such guidance, except as required by law.  DISCLAIMER

  Key Messages   Excellent operating results in the quarter, with Revenues of $285.1M (+9%) and Further Adjusted EBITDA including unconsolidated affiliates of $227.8M (+10%)  Acquisition of a mini-hydro with contracted revenues in US dollars in Peru, ~$9M investment with an expected equity IRR ~10%   Dividend of $0.26 per share declared by the Board of Directors, a 4% increase with respect to the previous quarter  Solid CAFD generation of $95.5M in the first half of the year. Monetization of Abengoa instruments provided an additional $24.7M          Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated and the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page 18)CAFD includes $10.4 million of ACBH dividend compensation in the six-month period ended June 30, 2017

 1. Financial Results  2. Q&A  AGENDA   Appendix

 1. Financial Results

 HIGHLIGHTSExcellent Operating Results and CAFD Generation in the Quarter      3 monthsJune 16  261.3  207.6  79%  39.6      ∆  +9%  +10%  (13%)      6 monthsJune 16  467.7  362.5  78%  58.3(2)      ∆  +3%  +8%          Revenue  Further Adjusted EBITDA incl. unconsolidated affiliates1  Margin  3 monthsJune 17  285.1  227.8  80%  6 monthsJune 17  483.2  392.9  81%  +64%  CAFD2  34.6  95.5  US $ in millions   Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates and the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page 18)CAFD includes $10.4 million of ACBH dividend compensation in the six-month period ended June 30, 2017 and $14.9 million of one-time impact of a partial refinancing of ATN2 in the six-month period ended June 30, 2016

 HIGHLIGHTSStrong Numbers Across All Segments                   US $ in millions  Revenue  Further Adjusted EBITDA incl. unconsolidated affiliates1  6 months June 17  170.5  6 months June 16   ∆  165.8  3%  151.8  141.2  8%  363.6  279.2  Revenue              6 months June 17  58.7  6 months June 16   ∆  58.0  1%  SOUTH AMERICA  58.6  48.1  22%              6 months June 17  254.1  6 months June 16   ∆  243.9  4%  182.5  173.3  5%  6 months June 17       342.4  257.4  6 months June 16       6%  8%   ∆       59.4  52.8       65.5  53.7       (9%)  (2%)   ∆       47.6  49.9       46.9  39.4       1%  27%   ∆       12.6  11.0       12.9  12.0       (2%)  (9%)   ∆    EMEA    NORTH AMERICA    RENEWABLES    CONVENTIONAL    TRANSMISSION    WATER    Further Adjusted EBITDA incl. unconsolidated affiliates1  Margin  Margin  89%  85%  100%  83%  72%  71%  77%  75%  89%  82%  105%  84%  87%  93 %  US $ in millions  Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates and the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page 18)  6 months June 17  6 months June 16  6 months June 17  6 months June 16  6 months June 17  6 months June 16

     KEY OPERATIONAL METRICSSolid Overall Operating Performance      GWh produced  1,560  1,488          GWh produced  Electric availability  1,171  1,150  99.8%  95.0%          Availability  96.6%  99.9%          Availability  102.1%  102.1%  RENEWABLES    TRANSMISSION    WATER    CONVENTIONAL    MW in operation  300  300  Mft3 in operation  10.5  10.5  Miles in operation  1,099  1,099  MW in operation  1,442  1,441  Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assetsIncludes curtailment in wind assets in Q1 and Q2 of 2017 for which we receive compensationConventional production and availability were impacted by a scheduled major maintenance in February 2016, which occurs periodicallyElectric availability refers to operational MW over contracted MW with PemexAvailability refers to actual availability adjusted as per contractAvailability refers to actual availability divided by contracted availability  1  6  (3)  5  4  1  2  6 months June 17  6 months June 16  6 months June 17  6 months June 16  6 months June 17  6 months June 16  6 months June 17  6 months June 16

     LIQUIDITYStrong Liquidity      US $ in millions  Cash at project companies   - Restricted - Unrestricted  STFI1 at project companies  435.4  238.5196.9  As of Jun. 30,2017  77.6    (1) STFI stands for Short Term Financial Investments (restricted) Exchange rates as of June 30, 2017: (EUR/USD = 1.1426). Exchange rates as of December 31, 2016: (EUR/USD = 1.0517)  CASH POSITION  TOTAL LIQUIDITY     472.6  236.1236.5  As of Dec. 31,2016  79.3    691.9  674.1  Corporate cash at Atlantica Yield  178.9  122.2

     CASH FLOWSolid Operating Cash Flow       Net change in consolidated cash2  US $ in millions   H1 2017  H1 2016  Further Adjusted EBITDA incl. unconsolidated affiliates1  (4.5)  (3.2)  Share in EBITDA of unconsolidated affiliates  Interest and income tax paid  Variations in working capital   Non monetary adjustments and other  INVESTING CASH FLOW  FINANCING CASH FLOW   362.5  392.9  (165.0)  (169.7)  (41.0)  (79.9)  (34.1)  (35.8)  (22.5)  19.4  (62.5)  (123.7)  32.9  -  OPERATING CASH FLOW  117.9  104.3  Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates and the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page 18)Consololidated cash has increased in $19.5m between December 31, 2016 and June 30, 2017 due to FX translation differences

       EBITDA-CAFD RECONCILIATIONExcellent CAFD in the First Half of 2017          ATN2 refinancing  CASH GENERATED  US $ in millions   H1 2017  H1 2016  (4.5)  (3.2)  Share in EBITDA of unconsolidated affiliates  Interest and income tax paid  Change in other assets and liabilities  Principal amortization of indebtedness  Further Adjusted EBITDA incl. unconsolidated affiliates1  362.5  392.9  (165.0)  (169.7)  (47.1)  (62.9)  (68.1)  (76.0)  24.6  55.9  14.9  -  Dividends paid to non-controlling interest  (5.5)  (1.8)  (30.9)  (22.8)  Non-monetary adjustments  Change in non-restricted cash at project companies  18.9  39.6  CAFD  58.3  95.5  Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates and the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page 18)  (2) CAFD includes $10.4 million of ACBH dividend compensation in the six-month period ended June 30, 2017 and $14.9 million of one-time impact of a partial refinancing of ATN2 in the six-month period ended June 30, 2016  2  5.0  -  Dividends from unconsolidated affiliates  Deposits in/withdrawals from restricted accounts  (21.9)  (0.6)  120.2  +64%  Total CAFD including proceeds from Abengoa instruments   24.7  Proceeds from Abengoa debt and equity monetization

   FINANCINGConservative Leverage at Holding Company Level        US $ in millions  Net project debt1  Net corporate debt / CAFD pre corporate debt service2  5,038.7  As of Jun. 30,2017  2.3x  DEBT POSITION    4,857.9  As of Dec. 31,2016  Net debt corresponds to gross debt including accrued interest less cash and cash equivalentsBased on midpoint CAFD guidance pre corporate debt service for the year 2017 Exchange rates as of June 30, 2017: (EUR/USD = 1.1426). Exchange rates as of December 31, 2016: (EUR/USD = 1.0517)  Net corporate debt1  505.7  546.0

       FINANCINGNet Debt Bridge  Operating cash flow before interest paid  5,404  274.0  169.7  Net interest and income tax paid  Operations1    In $ millions  JUN 17  DEC 16    Acquisitions  Dividends paid  FX Translation differences  Other  Proceeds Abengoa Instruments  1.8  42.3  204.3  5,544  24.6  21.0  Net debt as of  Net debt as of

 DIVIDENDQuarterly Dividend    Quarterly dividend of $0.26 per share approved, a 4% increase versus previous quarter:The Board of Directors decided to remain prudent, but wanted to reflect a positive view regarding the resolution of some of the last remaining waivers Upcoming quarterly dividends expected to continue increasing as final waivers and forbearances are secured

   STRATEGIC OBJECTIVESAcquisition of a Mini-Hydro in Peru Agreed  Dollarized 4 MW mini-hydro in Peru from a third party  20-year PPA (15 remaining) indexed to US CPIPeruvian Ministry of Energy as offtaker, on behalf of the Peruvian Government (BBB+/A3/BBB+)1Geographical synergies with existing projects in PeruO&M services will be performed in-houseNon-recourse financing, self-amortizingClosing subject to customary closing conditions, including approvals by the relevant authorities in Peru  100% ownership~$9 million investment, ~10% equity IRRUnique opportunity to diversify into a new technology while limiting riskSolid operational track record since COD in 2012  (1) Credit ratings issued by S&P, Moody’s and Fitch, respectively

 2. Q&A

 Appendix

         H1 2017  H1 2016  4.9  1.6    (23.4)  12.6  16.2  12.8  (3.3)  208.1  198.7  155.5  155.7  4.5  3.2  (2.1)  H1 2017 RECONCILIATIONReconciliation of Further Adjusted EBITDA including unconsolidated affiliates to Profit/(loss) for the period    US $ in millions   Profit/(loss) for the period attributable to the Company  Profit/(loss) attributable to non-controlling interest  Income tax  Share of loss/(profit) of associates carried under the equity method  Financial expense, net  392.9  362.5  Further Adjusted EBITDAincl. unconsolidated affiliates  202.5  223.6  Operating Profit  Depreciation, amortization, and impairment charges  Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates  Further Adjusted EBITDA  358.0  389.7  -  10.4  Dividend from exchangeable preferred equity investment in ACBH or its compensation

 HISTORICAL FINANCIAL REVIEWKey Financials by Quarter          1Q15  2Q15  3Q15  4Q15  FY 2015    1Q16  2Q16  3Q16  4Q16  FY 2016    1Q17  2Q17  Revenues    118,304   190,265   267,345   214,967    790,881     206,376  261,302  295,272  208,847    971,797     198,146   285,069  F.A. EBITDA margin (%)    88.9%  83.9%  81.8%  71.2%  80.5%    75.0%  79.5%  89.5%  69.6%  79.5%    83.3%  79.9%  Further Adj. EBITDA incl. unconsolidated affiliates    105,186   159,600   218,650   153,074   636,510     154,879  207,645  264,262  145,326   772,112     165,049   227,841  Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates    (5,477)  (1,622)  (2,121)  (3,071)  (12,291)    (2,332)  (2,193)  (2,157)  (2,120)  (8,802)    (1,100)  (2,064)  Further Adjusted EBITDA    99,709   157,978   216,529   150,003   624,219     152,547  205,452  262,105  143,206   763,310     163,949  225,777  Dividends from unconsolidated affiliates     -   -  4,163   254   4,417     -  4,984  -  -   4,984     -   -  Non-monetary items    (21,229)  (23,741)  (21,447)  (24,993)  (91,410)    (18,356)  (12,563)  (11,508)  (16,948)  (59,375)    (12,025)  (10.758)  Interest and income tax paid    (19,291)  (113,023)  (46,161)  (131,759)  (310,234)    (27,613)  (137,371)  (27,183)  (141,890)  (334,057)    (26,610)  (143,082)  Principal amortization of indebtedness net of new indebtedness at project level    (8,790)  (41,873)  (38,573)  (86,153)  (175,389)    (14,254)  (53,851)  (18,792)  (95,739)  (182,636)    (21,522)  (54,528)  Deposits into/withdrawals from debt service accounts    (211)  (6,352)  (10,090)  (183)  (16,837)    (34,155)  12,291  (43,027)  18,186  (46,705)    7,557  (8,157)  Change in non-restricted cash at project companies    16,255   47,092   (62,285)  71,155   72,217     (41,089)  59,969  (90,385)  112,918   41,413     (27,293)   66,857  Dividends paid to non-controlling interests     -   -  (4,665)  (3,642)  (8,307)    -  (5,479)  (3,473)  -  (8,952)    -  (1,801)  Changes in other assets and liabilities    (27,944)  24,516   21,105   62,143   79,821     (13,237)  (33,824)  (13,957)  39,325   (21,694)    (23,184)   (39,726)  Asset refinancing    -  -  -  -  -    14,893  -  -  -  14,893    -  -  Cash Available For Distribution (CAFD)    38,500   44,595   58,576   36,825   178,496      18,736. .   39,607  53,780 .    59,058   171,181      60,872   34,582                                    Dividends declared1    34,074  40,087  43,093    -  117,254    -  29,063  16,335  25,054   70,452    25,054   26,056  # of shares at the end of the period    80,000,000   100,217,260   100,217,260   100,217,260   100,217,260     100,217,260   100,217,260   100,217,260   100,217,260   100,217,260     100,217,260   100,217,260   DPS (in $ per share)    0.3400   0.4000   0.4300    -  1.1700    -   0.2900  0.1630   0.2500  0.7030     0.2500  0.2600  Project debt    3,796.7   5,241.2   6,042.6   5,470.7   5,470.7     5,666.8  5,512.1  5,612.9  5,330.5   5,330.5     5,410.3  5,474.1  Project cash    (182.5)  (373.3)   (618.9)  (469.2)   (469.2)     (529.4)  (469.7)  (587.6)  (472.6)   (472.6)     (487.4)  (435.4)  Net project debt    3,614.1   4,867.9   5,423.7   5,001.5   5,001.5     5,137.4  5,042.4  5,025.3  4,857.9   4,857.9     4,922.9  5,038.7  Corporate debt    376.1   377.1   668.7   664.5   664.5     669.9  666.3  671.6  668.2   668.2     667.9  684.6  Corporate cash    (84.9)   (154.8)   (43.6)   (45.5)   (45.5)     (45.4)  (84.9)  (85.8)  (122.2)   (122.2)     (102.0)  (178.9)  Net corporate debt    291.2   222.3   625.1   619.0   619.0     624.5  581.4  585.8  546.0   546.0     565.9  505.7                                  Total net debt    3,905.3   3,090.2   6,048.8   5,620.5   5,620.5     5,761.9  5,623.8  5,611.2  5,403.8   5,403.8     5,488.8  5,544.4  Net Corporate Debt/CAFD pre corporate interests2    1.8x  1.3x  2.2x  2.9x  2.9x    2.9x  2.7x  2.7x  2.7x  2.7x    2.6x  2.3x  Dividends are paid to shareholders in the quarter after they are declaredRatios presented are the ratios shown on each quarter’s earnings presentationsIncludes the impact of a one-time partial refinancing of ATN2  Debt details  Key Financials  US $ in thousands  US $ in millions  (3)  Dividend declared on August 3 2016 is the sum of $0.145 per share corresponding to the first quarter of 2016 and $0.145 per share corresponding to the second quarter of 2016Includes compensation from our preferred equity investment in Brazil ($21.2M in Q3 2016, $6.8M in Q4 2016 and $10.4M in Q1 2017)  (4)  (5)  (5)  (5)

 HISTORICAL FINANCIAL REVIEWSegment Financials by Quarter          1Q15  2Q15  3Q15  4Q15  FY 2015    1Q16  2Q16  3Q16  4Q16  FY 2016    1Q17  2Q17  by Geography                                             NORTH AMERICA       55,943   94,214   109,654   68,328   328,139     65,232  100,617  109,491  61,722   337,061     60,952  109,505   SOUTH AMERICA       24,405   26,227   29,617   32,231   112,480     29,008  28,973  30,183  30,599   118,763     28,527  30,161  EMEA       37,956   69,824   128,074   114,408   350,262     112,135  131,712  155,598  116,527   515,973     108,667  145,403  by Business Sector                                           RENEWABLES       63,680   129,747   204,412   145,173   543,012     141,166  201,246  235,844  146,070   724,326     137,664  225,939  CONVENTIONAL       31,330   34,009   34,676   38,702   138,717     35,179  30,289  29,452  33,126   128,046     29,800  29,614  TRANSMISSION       19,159   20,079   22,046   25,109   86,393     23,530  23,383  23,822  24,402   95,137     24,165  23,452  WATER       4,136   6,429   6,211   5,983   22,759     6,501  6,384  6,154  5,249   24,288     6,517  6,064  Total Revenue       118,304   190,265   267,345   214,967   790,881     206,376  261,302  295,272  208,848   971,797     198,146  285,069                                          1Q15  2Q15  3Q15  4Q15  FY 2015    1Q16  2Q16  3Q16  4Q16  FY 2016    1Q17  2Q17  by Geography                                          NORTH AMERICA       50,941   86,356   94,739   47,523   279,559     51,212  89,959  103,049  40,470   284,690     54,753  97,033        91.1%  91.7%  86.4%  69.6%  85.2%    78.5%  89.4%  94.1%  65.6%  84.5%    89.8%  88.6%   SOUTH AMERICA1       24,998   26,625   29,171   30,111   110,905     24,062  23,996  45,496  31,046   124,599     33,757  24,858        102.4%  101.5%  98.5%  93.4%  98.6%    82.9%  82.8%  150.7%  101.5%  104.9%    118.3%  82.4%  EMEA       29,247   46,619   94,739   75,441   246,046     79,605  93,690  115,718  73,810   362,823     76,539  105,951        77.1%  66.8%  74.0%  65.9%  70.2%    71.0%  71.1%  74.4%  63.3%  70.3%    70.0%  72.9%  by Business Sector                                           RENEWABLES       52,760   106,404   162,971   95,022   417,157     102,170  155,253  191,570  89,435   538,427     102,625  176,638        82.9%  82.0%  79.7%  65.5%  76.8%    72.4%  77.1%  81.2%  61.2%  74.3%    74.5%  78.2%  CONVENTIONAL       26,961   26,358   26,937   27,415   107,671     27,079  26,655  26,390  26,367   106,492     26,716  26,126        86.1%  77.5%  77.7%  70.8%  77.6%    77.0%  88.0%  89.6%  79.6%  83.2%    89.7%  88.2%  TRANSMISSION1       20,529   21,326   22,885   24,307   89,047     19,410  19,948  40,551  24,886   104,795     30,459  19,373        107.2%  106.2%  103.8%  96.8%  103.1%    82.5%  85.3%  170.2%  102.0%  110.2%    126.0%  82.6%  WATER       4,936   5,512   5,856   6,331   22,635     6,220  5,789  5,751  4,638   22,398     5,249  5.705        119.4%  85.7%  94.3%  105.8%  99.5%    95.7%  90.7%  93.5%  88.3%  92.2%    80.5%  94.0%  Total Further Adj. EBITDA incl. unconsolidated affiliates1      105,186   159,600   218,649   153,075   636,510     154,879  207,645  264,262  145,325   772,112     165,049  227,842        88.9%  83.9%  81.8%  71.2%  80.5%    75.0%  79.5%  89.5%  69.6%  79.5%    83.3%  79.9%                US $ in thousands  Revenue  Further Adj. EBITDA incl. unconsolidated affiliates                Further Adjusted EBITDA includes our share in EBITDA of unconsolidated affiliates and the dividend from our preferred equity investment in Brazil or its compensation ($4.6M for each quarter from Q3 2014 until Q3 2015, $21.2M in Q3 2016, $6.8M in Q4 2016 and $10.4M in Q1 2017)

       1Q15  2Q15  3Q15  4Q15  FY 2015    1Q16  2Q16  3Q16  4Q16  FY 2016    1Q17  2Q17                                       RENEWABLES (MW)     991   1,241   1,441   1,441   1,441     1,441  1,441  1,442  1,442   1,442     1,442  1,442  CONVENTIONAL (electric MW)     300   300   300   300   300     300  300  300  300   300     300  300  TRANSMISSION (Miles)     1,018   1,099   1,099   1,099   1,099     1,099  1,099  1,099  1,099   1,099     1,099  1,099  WATER (Mft3/day)     10.5   10.5   10.5   10.5   10.5     10.5  10.5  10.5  10.5   10.5     10.5  10.5                                        RENEWABLES2 (GWh)     319   764  958  495  2,536     514  974  1,098  501   3,087     460  1,100   (GWh)     628   616  601  620  2,465     529  621  649  617   2,416     591  580   (electric availability %)     101.7%  101.9%  101.7%  101.5%  101.7%    87.5%  102.5%  103.5%  103.3%  99.1%    99.8%  99.8%  TRANSMISSION (availability %)     99.9%  99.8%  99.3%  100.0%  99.9%    99.9%  99.9%  99.9%  100.0%  100.0%    94.4%  98.8%  WATER (availability %)     96.8%  103.2%  101.6%  102.5%  101.5%    101.5%  102.7%  102.9%  100.2%  101.8%    102.5%  101.9%                  CONVENTIONAL3  Capacity in operation1(at the end of the period)  Production / Availability  HISTORICAL FINANCIAL REVIEWKey Performance Indicators  4  5  6  Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assetsIncludes curtailment in wind assets in Q1 and Q2 of 2017 for which we receive compensationConventional production and availability were impacted by a scheduled major maintenance in February 2016, which occurs periodicallyElectric availability refers to operational MW over contracted MW with PemexAvailability refers to actual availability adjusted as per contractAvailability refers to actual availability divided by contracted availability

       1Q15  2Q15  3Q15  4Q15  FY 2015    1Q16  2Q16  3Q16  4Q16  FY 2016    1Q17  2Q17                                         US     14.3%  33.7%  34.5%  17.1%  24.9%    17.3%  36.4%  33.5%  16.0%  25.8%    18.1%  41.9%   Spain     15.1%  30.6%  31.3%  8.6%  21.0%    9.5%  27.0%  35.4%  9.9%  20.4%    10.0%  31.0%   Kaxu        26.0%  31.1%  29.3%(2)    42.2%  25.8%  33.2%  34.3%  33.9%    15.9%  20.9%                                  WIND3 (Uruguay)     27.3%  34.4%  41.9%  39.3%  35.8%    31.6%  32.2%  35.9%  34.9%  33.7%    27.8%  36.1%  SOLAR                                                                                                                      Historical Capacity Factors1  HISTORICAL FINANCIAL REVIEWCapacity Factors  Historical Capacity Factors calculated from the date of entry into operation or the acquisition of each asset. Some capacity factors are not indicative of a full period of operationsAverage capacity factor in Kaxu for 2015 calculated from August 1, 2015 Includes curtailment production in wind assets for which we receive compensation

 STABLE PORTFOLIOLong-Dated Contracts with Credit-Worthy Counterparties  LONG-TERM CONTRACTS  HIGH QUALITY OFFTAKERS  21  Weighted average years remaining 2  +95  Investment grade offtakers1  LOW DEPENDENCE ON NATURAL RESOURCES3    PRODUCTION-BASED  32%    AVAILABILITY-BASED  68%  %  Based on Moody’s rating. Offtakers for Quadra 1&2, Honaine, Skikda and ATN2 are unrated. Offtaker for ATN and ATS is the Ministry of Energy of the Government of Peru, for Spanish assets is the Government of Spain and for Kaxu is the Republic of South AfricaRepresents weighted average years remaining as of December 31, 2016Based on run-rate CAFD estimations  STRONG CORPORATE STRUCTURE  Majority of independent directorsNo IDRsTax efficient structure

 SIZEABLE AND DIVERSIFIED ASSET PORTFOLIOPortfolio Breakdown1  CURRENCY2  SECTOR  GEOGRAPHY  All amounts based on run-rate CAFD estimations and assumes no acquisitions Including the effect of currency swap agreements    of long term interest rate in projects is fixed or hedged  ~ 90%  90  Denominatedin USD  %  41% North America40% Europe12% South America7% RoW          73% Renewable17% Conventional 7% Transmission 3% Water          +

 SELF AMORTIZING DEBT STRUCTURE  ASSETS  Project debt self-amortizing progressively before the end of the contracted life  100%  +90% of interest rates fixed or hedgedSignificant “Tail periods” in a large majority of the projects  $5,330  $4,173    +$1.1B reduction in the next 5 years  FINANCINGSustainable Project Debt Profile

 TAIL PERIODSRemaining Project Life after Debt Amortization    PPAs with predefined prices for 21 years on average1 Additionally, “second life” (merchant or additional PPA) after existing PPA in all assets excluding ATN and ATS     PPA expiration year      Contract term2  Project debt term  Year  (1) Represents weighted average years remaining as of December 31, 2016(2) Regulation term in the case of Spain

         US $ in millions  2019 Notes  Credit Facility (Tranche A)  Maturity  2019  Nominal Amount  255.0  Total  694.1  2018  125.0  CORPORATE DEBT DETAILSCorporate Debt as of June 30, 2017  Note Issuance Facility in Euros  (Note 1)  (Note 2)  (Note 3)  2022  105.1  2023  104.5  2024  104.5  Exchange rates as of June 30, 2017: (EUR/USD = 1.1426)

 SIZEABLE AND DIVERSIFIED ASSET PORTFOLIO     ASSET  TYPE  STAKE  LOCATION  GROSSCAPACITY  OFFTAKER  RATING 1  YEARSCONTRACT LEFT  CCV  RENEWABLE ENERGY  Solana    100% (2)  USA (Arizona)  280 MW  APS  A-/A3/A-  27  USD    Mojave    100%  USA (California)  280 MW  PG&E  A-/Baa1/A-  23  USD    Solaben 2/3    70%  Spain  2x50 MW  Kingdom of Spain  BBB+/Baa2/BBB+  21/20  USD (4)    Solacor 1/2    87%  Spain  2x50 MW  Kingdom of Spain  BBB+/Baa2/BBB+  20  USD (4)    PS 10/20    100%  Spain  31 MW  Kingdom of Spain  BBB+/Baa2/BBB+  15/17  USD (4)    Helioenergy 1/2    100%  Spain  2x50 MW  Kingdom of Spain  BBB+/Baa2/BBB+  20  USD (4)    Helios 1/2    100%  Spain  2x50 MW  Kingdom of Spain  BBB+/Baa2/BBB+  21  USD (4)    Solnova 1/3/4    100%  Spain  3x50 MW  Kingdom of Spain  BBB+/Baa2/BBB+  18/18/19  USD (4)    Solaben 1/6    100%  Spain  2x50 MW  Kingdom of Spain  BBB+/Baa2/BBB+  22  USD (4)    Seville PV    80%  Spain  1 MW  Kingdom of Spain  BBB+/Baa2/BBB+  19  EUR    Kaxu    51%  South Africa  100 MW  Eskom  BB+/Baa3/BB+ (3)  18  ZAR    Palmatir    100%  Uruguay  50 MW  UTE  BBB/Baa2/BBB- (3)  17  USD    Cadonal    100%  Uruguay  50 MW  UTE  BBB/Baa2/BBB- (3)  18  USD  Reflects the counterparty’s issuer credit ratings issued by S&P, Moody’s and Fitch, respectivelyLiberty Interactive Corporation holds $300M in Class A membership interests in exchange for a share of the dividends and the taxable loss generated by SolanaFor Kaxu is the credit rating of the Republic of South Africa, and for Palmatir and Cadonal it refers to the credit rating of Uruguay, as UTE is unratedGross cash in Euros dollarized through currency hedges

 SIZEABLE AND DIVERSIFIED ASSET PORTFOLIO (Cont’d)    ASSET  TYPE  STAKE  LOCATION  GROSSCAPACITY  OFFTAKER  RATING 1  YEARSCONTRACT LEFT  CCY  CONVENTIONALPOWER  ACT    100%  Mexico  300 MW  Pemex  BBB+/Baa3/BBB+  16  USD (2)  ELECTRICAL TRANSMISSION  ATN    100%  Peru  362 miles  Peru  BBB+/A3/BBB+  24  USD (2)    ATS    100%  Peru  569 miles  Peru  BBB+/A3/BBB+  27  USD (2)    ATN 2    100%  Peru  81 miles  Minera Las Bambas  Not rated  16  USD (2)    Quadra 1&2    100%  Chile  81 miles  Sierra Gorda  Not rated  18  USD (2)    Palmucho    100%  Chile  6 miles  Enel Generacion Chile  BBB+/Baa2/BBB+  21  USD (2)  WATER  Skikda    34%  Algeria  3.5 Mft3/day  Sonatrach & ADE  Not rated  17  USD (2)    Honaine    26%  Algeria  7 Mft3/day  Sonatrach & ADE  Not rated  21  USD (2)        Reflects the counterparty’s issuer credit ratings issued by S&P, Moody’s and Fitch, respectivelyUSD denominated but payable in local currency

 Great West House, GW1, 17th floor,Great West RoadBrentford TW8 9DFLondon (United Kingdom)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

Date: August 3, 2017	By:	/s/ Santiago Seage
Name: Santiago Seage
Title: Chief Executive Officer